SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of October 6, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

03/75

TRAFFIC AND CAPACITY STATISTICS – SEPTEMBER 2003

# Passenger load factor at 83.1 percent

# Passenger load factor on North Atlantic increased to 89.6 percent

# Passenger traffic on Asia/Pacific virtually at last year’s level

# Cargo traffic increased by 4 percent year-on-year

Passenger Traffic

Passenger traffic was 4 percent below last year on 3 percent lower capacity. Passenger load factor in September decreased by 1 percentage point to 83.1 percent.

North Atlantic load factor increased by 3.3 percentage points to 89.6 percent. Traffic was 10 percent lower than last year, while capacity was trimmed by 12 percent, mainly on the Canadian destinations.

With traffic and capacity on the Asia/Pacific route area only 1 percent lower than last year, load factor was virtually stable at 89.4 percent. Volumes in the Asia / Pacific route area have recovered from SARS.

Passenger load factor on the Central and South Atlantic routes decreased by 4.3 percentage points to 73.9 percent. Traffic decreased by 9 percent, while capacity was 3 percent lower. The decrease in traffic is mainly the result of disappointing market demand on the Central Atlantic part of this route area.

Cargo Traffic

Cargo traffic increased by 4 percent year-on-year on 6 percent higher capacity. Cargo load factor decreased by 0.9 percentage points to 72.9 percent.

Traffic on the Asia Pacific routes was up 12 percent, slightly behind the capacity increase of 14 percent. As a result the cargo load factor on this route area decreased by 1.6 percentage points to 85.0 percent. The increase in capacity is mainly the result of additional frequencies following the introduction of the new 747-400ER freighters.

North Atlantic cargo traffic decreased by 3 percent, on flat capacity. Load factor decreased by 0.5 percentage points to 69.9 percent.

Amstelveen, October 3, 2003

	September			April - September

	2003	2002	change (%)	2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	961	970	(1)%	5,473	5,593	(2)%
North Atlantic	1,211	1,341	(10)%	7,324	7,656	(4)%
Central and South Atlantic	656	717	(9)%	4,426	4,255	4%
Asia / Pacific	1,200	1,213	(1)%	5,846	6,893	(15)%
Middle East / South Asia	427	415	3%	2,351	2,532	(7)%
Africa	655	688	(5)%	3,531	3,728	(5)%
Total	5,110	5,344	(4)%	28,951	30,657	(6)%

Available seat km (ASK) (in millions)
Europe	1,219	1,203	1%	7,060	7,214	(2)%
North Atlantic	1,351	1,544	(12)%	8,255	8,756	(6)%
Central and South Atlantic	887	917	(3)%	5,747	5,638	2%
Asia / Pacific	1,342	1,352	(1)%	7,551	7,992	(6)%
Middle East / South Asia	545	548	(0)%	3,002	3,348	(10)%
Africa	807	791	2%	4,553	4,541	0%
Total	6,150	6,354	(3)%	36,167	37,489	(4)%

Passenger load factor (%)
Europe	78.8	80.6	(1.8)pts	77.5	77.5	0.0pts
North Atlantic	89.6	86.9	2.7 pts	88.7	87.4	1.3pts
Central and South Atlantic	73.9	78.2	(4.3)pts	77.0	75.5	1.5pts
Asia / Pacific	89.4	89.7	(0.3)pts	77.4	86.3	(8.9)pts
Middle East / South Asia	78.4	75.9	2.5pts	78.3	75.6	2.7pts
Africa	81.2	86.9	(5.7)pts	77.6	82.1	(4.5)pts
Total	83.1	84.1	(1.0)pts	80.0	81.8	(1.8)pts

Revenue freight ton-km (RFTK) (in millions)
Europe	3	5	(38)%	20	30	(33)%
North Atlantic	79	81	(3)%	497	479	4%
Central and South Atlantic	34	38	(11)%	210	219	(4)%
Asia / Pacific	193	173	12%	1,116	1,017	10%
Middle East / South Asia	25	24	4%	139	143	(3)%
Africa	29	27	7%	162	164	(1)%
Total	364	349	4%	2,144	2,051	5%

Available freight ton-km (AFTK) (in millions)
Europe	24	25	(4)%	142	152	(7)%
North Atlantic	113	113	(0)%	701	674	4%
Central and South Atlantic	53	60	(11)%	353	370	(5)%
Asia / Pacific	227	200	14%	1,345	1,219	10%
Middle East / South Asia	38	34	13%	211	204	4%
Africa	44	41	6%	244	246	(1)%
Total	499	473	6%	2,997	2,865	5%

Cargo load factor (%)
Europe	14.2	22.0	(7.8)pts	14.1	19.7	(5.6)pts
North Atlantic	70.1	71.8	(1.7)pts	70.9	71.0	(0.1)pts
Central and South Atlantic	62.8	62.4	0.4pts	59.6	59.0	0.6pts
Asia / Pacific	85.0	86.6	(1.6)pts	82.9	83.4	(0.5)pts
Middle East / South Asia	65.6	71.0	(5.4)pts	65.8	70.2	(4.4)pts
Africa	67.3	66.8	0.5pts	66.3	66.6	(0.3)pts
Total	72.9	73.8	(0.9)pts	71.5	71.6	(0.1)pts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 6, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: SVP & General Secretary a.i